Advanced Series Trust

655 Broad Street

Newark, New Jersey 07102

VIA EDGAR SUBMISSION

November 12, 2020

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Mr. Patrick Scott and Mr. David Manion

Re:	Registration Statement of Advanced Series Trust on Form N-14:
AST Goldman Sachs Multi-Asset Portfolio File Nos. 333-249450 and 811-05186
AST WEDGE Capital Mid-Cap Value Portfolio File Nos. 333-249451 and 811-05186

Dear Mr. Scott and Mr. Manion:

On behalf of Advanced Series Trust (the "Registrant"), set forth below are responses to telephonic comments received by the undersigned from the staff (the "Staff") of the U.S. Securities and Exchange Commission (the "Commission") on November 2, 2020 and November 10, 2020. The Staff's comments relate to the Registrant's Registration Statement on Form N-14 (the "Registration Statement"), which was filed with the Commission on October 12, 2020, pursuant to Rule 488 under the Securities Act of 1933, as amended (the "1933 Act"). The Registration Statement will be used in connection with the special meeting of beneficial shareholders of the AST WEDGE Capital Mid-Cap Value Portfolio and the AST Goldman Sachs Multi-Asset Portfolio (each a "Target Portfolio" and collectively, the Target Portfolios), each a series of the Registrant, scheduled to be held on January 7, 2021.

Capitalized terms used herein that are not otherwise defined shall have the meanings given to them in the Registration Statement being filed with the Commission on behalf of the Target Portfolio pursuant to Rule 497 under the 1933 Act, as of the date hereof.

General Comments (Comments apply to each of the Target Portfolios):

1.Comment: In the Prospectus/Proxy Statement, please provide the applicable 1933 Act number where the Registration Statement notes that the Statement of Additional Information has been incorporated by reference. In addition, please confirm that the Registrant has complied with all requirements pertaining to hyperlinks.

Response: Where the Registration Statement notes that the Statement of Additional Information has been incorporated by reference, it now provides the applicable 1933 Act number. In addition, where the Registration Statement requires hyperlinks, the Registrant submits that all required hyperlinks have been incorporated.

2.Comment: On page 12 of the Prospectus/Proxy Statement, under the section entitled "Comparison of Investment Objectives and Principal Investment Strategies of the Portfolios," consider a cross-reference to the related discussion later in the Prospectus/Proxy Statement.

Mr. Patrick Scott and Mr. David Manion

Response: The Registrant has considered the comment and respectfully declines this comment as the Registrant believes that such a cross-reference is not required, and that the disclosure is sufficient.

3.Comment: On page 13 of the Prospectus/Proxy Statement, under the Comparison of Investment Management Fees and Total Fund Operating Expenses, please update the second paragraph to the extent it should be updated with more current information.

Response: The Registrant has reviewed and considered the comment. The Prospectus/Proxy Statement provide information as of the June 30, 2020, which includes the information in the Comparison of Investment Management Fees and Total Fund Operating Expenses section . The Registrant respectfully submits that providing information as of the June 30, 2020 is sufficient and consistent with applicable requirements.

4.Comment: On page 13 of the Prospectus/Proxy Statement, footnote 2 of the Annual Portfolio Operating Expenses table states that expenses waived/reimbursed by the Manager may be recouped by the Manager. Please confirm if previously waived fees of the Target Portfolio may be recouped by the Combined Portfolio.

Response: The Registrant submits that previously waived fees of the Target Portfolio may not be recouped by the Combined Portfolio.

5.Comment: On page 14 of the Prospectus/Proxy Statement, the Expense Examples Table highlights the one-year period for the Target Portfolios, the Acquiring Portfolio, and the Combined Portfolio. However, footnote 4 to the Annual Portfolio Operating Expenses reflects the expense cap for the two-year period (ending June 30, 2022). If necessary, please update the Expense Examples to reflect the two-year period.

Response: The Registrant notes that the Reorganization will be effective in February 2021. As a result, the one-year period is the only period with the effective expense cap. Therefore, the Registrant submits that no additional modifications to the Expense Examples are necessary.

Accounting Comments (Accounting Comments apply to each Target Portfolio)

6.Comment: On page 13 of the Prospectus/Proxy Statement, footnote 2 under the Annual Portfolio Operating Expenses table notes that expenses waived/reimbursed by the Manager may be recouped by the Manager. Please confirm if previously waived fees of the Target Portfolio may be recouped by the Combined Portfolio.

Response: Please see response to Comment 4 above.

7.Comment: On page 14 of the Prospectus/Proxy Statement, the Expense Examples Table highlights the one-year period for the Target Portfolios, the Acquiring Portfolio, and the Combined Portfolio. However, footnote 4 to the Annual Portfolio Operating Expenses reflects the expense cap for the two-year period (ending June 30, 2022). Please update the Expense Examples to reflect the two-year period.

Response: Please see response to Comment 5 above.

8.Comment: On page 49 of the Prospectus/Proxy Statement, there is a statement that reads: [t]he pro forma average daily net assets of the Combined Portfolio for the 12 months ended June 30,

Mr. Patrick Scott and Mr. David Manion

2020, were approximately $4,731 million. Please update this statement to include the net assets as of June 30, 2020.

Response: The Registrant has reviewed the disclosure and has made the necessary enhancements.

9.Comment: Please note if the Registrant anticipates any expense savings as a result of the Reorganization (in the form of custodian fees, audit fees, etc.)

Response: The Registrant submits that there will be an expense savings as a result of the Reorganizations due to economies of scale. The Registrant submits it is nominal and thus, no further disclosure is required.

* * *

Please contact the undersigned at (973) 367-7659 with any questions.

Sincerely yours,

/s/ Melissa Gonzalez

Melissa Gonzalez, Assistant Secretary

Advanced Series Trust